FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934

                For the quarterly period ended February 29, 2004

                                    ICON plc
                               (Registrant's name)

                                     0-29714
                            (Commission file number)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Yes      /X/                     No

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                             No    /X/

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                             No  /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No    /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A



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Other Events.


     The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.

Financial Statements and Exhibits.


        (c) The following Exhibits are filed as part of this report:


                   EXHIBIT NO.                            DESCRIPTION

                           99.1                         Press Release.








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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the, undersigned thereunto duly authorized.

                                          ICON plc


April 1, 2004                            /s/ Sean Leech
---------------------                    ---------------------------------------
Date                                     Sean Leech
                                         Chief Financial Officer



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                                                                    Exhibit 99.1


ICON reports another strong quarter with a 42% increase in operating income and EPS of $0.47 for the Third Quarter FY 2004 (NASDAQ:ICLR)

Highlights - Third Quarter Fiscal 2004

* Third quarter net revenues increased 30% over the third quarter of fiscal 2003 to $76.9 million and increased 37% on a year-to-date basis.

* Income from operations increased 42% over the third quarter of fiscal 2003 to $8.8 million and increased 40% in the nine months to February 29, 2004.

* Diluted earnings per share increased 24% for the third quarter to 47 cents compared to 38 cents in the same quarter last year. Year-to-date diluted earnings per share was 139 cents compared to 107 cents for the comparable period last year.

*    $91 million of net new business awarded to ICON during the quarter.

Dublin, Ireland, April 1, 2004 - ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has approximately 2,450 employees providing services to the pharmaceutical and biotech industries from 33 locations in 20 countries worldwide, today reported the financial results for its third quarter ended February 29, 2004.

Net revenues for the quarter were $76.9 million, representing a 30% increase over net revenues of $59.3 million for the same quarter last year. Excluding the impact of acquisitions, revenue growth for the quarter was 22% over the same quarter last year.

Income from operations was $8.8 million, which represents an increase of 42% from the $6.2 million reported for the third quarter last year. Operating margin for the quarter was 11.4% compared to 10.4% for the equivalent period last year. Net income for the quarter was $6.7 million or 47 cents per share, on a diluted basis, compared with $4.6 million or 38 cents per share for the third quarter last year.

In the nine months to February 29, 2004, net revenues were $219.0 million, representing a 37% increase over net revenues of $159.7 million reported for the first nine months of last year. Excluding the impact of acquisitions, revenue growth was 24% for the nine months ending February 29, 2004.

Income from operations was $24.7 million, representing an increase of 40% from the $17.7 million reported for the same period last year. Operating margin for the nine months to February 29, 2004 was 11.3%, compared to the 11.1% in the same period last year. Net income was $18.5 million or 139 cents per share, on a diluted basis, compared with $13.0 million or 107 cents per share reported for the same period last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 57 days at February 29, 2004 compared to 69 days at November 30, 2003 and 64 days at May 31, 2003.

For the quarter ending February 29, 2004, cash generated from operations was $24.5 million, and capital expenditure was $2.0 million. For the nine months to February 29, 2004, cash generated from operations was $30.8 million, capital expenditure was $9.7 million and payments of $12.8 million were made in relation to acquisitions. As a result of these factors the company's net cash, short-term debt and short-term investments were $67.1 million at February 29, 2004, compared to $44.0 million at November 30, 2003 and $11.2 million at May 31, 2003.

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"This has been very good quarter for ICON", commented Chairman, Dr John Climax.
"Our clinical business again performed well and our laboratory business showed good improvement. We achieved a very good level of new business wins and made excellent progress with our working capital management, which resulted in strong cash flows".

Commenting on the outlook, Dr Climax said "Net new business wins in the quarter were $91 million, which was a substantial increase over the previous quarter and our backlog has benefited from this. Nonetheless, we continue to be focused on our business development efforts to ensure that momentum will be maintained into our new fiscal year".

The company will hold its third quarter conference call today, April 1, 2004 at 10:00 EST [16:00 Ireland & UK / 17:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact: Investor Relations 1-888-381-7923 or
Sean Leech CFO + 353 -1-291-2000
Both at ICON.

http://www.iconclinical.com



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                                    ICON plc

                         Consolidated Income Statements
                                   (Unaudited)

       Three and Nine Months ended February 29, 2004 and February 28, 2003
            (Dollars, in thousands, except share and per share data)


                                                      Three Months Ended                    Nine Months Ended
                                                  February 29,     February 28,         February 29,     February 28,
                                                          2004             2003                 2004             2003

Gross Revenue                                          112,831           79,205              332,181          236,270

Subcontractor costs                                     35,969           19,894              113,177           76,565

                                               ---------------- ----------------     ---------------- ----------------
Net Revenue                                             76,862           59,311              219,004          159,705

Costs and expenses
Direct costs                                            42,502           33,366              120,271           87,507
Selling, general and administrative                     22,708           17,890               65,774           49,481
Depreciation and amortization                            2,894            1,869                8,215            5,017

                                               ---------------- ----------------     ---------------- ----------------
Total costs and expenses                                68,104           53,125              194,260          142,005

Income from operations                                   8,758            6,186               24,744           17,700

Interest income (net)                                       75              120                  197              379

                                               ---------------- ----------------     ---------------- ----------------
Income before provision of income taxes                  8,833            6,306               24,941           18,079

Provision for income taxes                               2,182            1,709                6,421            5,090
                                               ---------------- ----------------     ---------------- ----------------

Net income                                               6,651            4,597               18,520           12,989
                                               ================ ================     ================ ================

Net income per ordinary share
Basic                                                    $0.49            $0.39                $1.45            $1.10
                                               ---------------- ----------------     ---------------- ----------------

Diluted                                                  $0.47            $0.38                $1.39            $1.07
                                               ---------------- ----------------     ---------------- ----------------

Weighted average number of ordinary shares
Basic                                               13,622,514       11,818,704           12,797,089       11,804,576

Diluted                                             14,070,194       12,220,266           13,288,688       12,169,875



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                                    ICON plc

                           Summary Balance Sheet Data
                       February 29, 2004 and May 31, 2003
                             (Dollars, in thousands)

                                            February 29,                May 31,
                                                    2004                   2003
                                             (unaudited)               (audited)

Cash and short-term investments                   67,114                 18,311
Short-term debt                                        -                (7,126)
Net cash                                          67,114                 11,185

Accounts receivable                               73,888                 74,645
Unbilled revenue                                  56,340                 44,783
Payments on account                             (59,979)               (45,763)
Total                                             70,249                 73,665

Working Capital                                  104,518                 53,827

Total assets                                     320,116                235,014

Shareholder's equity                             207,036                136,910


Source:                          ICON plc

Contact: Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 1 291 2000 both at ICON.

                                 http://www.iconclinical.com